March 17, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 16, 2005
File No. 000-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (the “Company”) this response to your letter dated February 10, 2006 with respect to your review of certain items in the Company’s Form 10-K for the fiscal year ended June 30, 2005. This letter will respond to each of your comments in the order contained in your letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and…page 27

Critical Accounting Policies and Estimates, page 35

1. The disclosure for each critical estimate should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For each estimate identified, please provide us the following in disclosure-type format:

•	How management arrived at the estimate;

•	How accurate management’s estimate/assumption has been in the past, quantify changes in estimate in each period;

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

•	Whether the estimate/assumption is reasonably likely to change in the future;

•	Evaluate the sensitivity to change of critical accounting policies; and

•	Disclose the amount of expense recognized in each period and where on the statement of operations the expense is reported.

Shown in Exhibit A is a restated Critical Accounting Policies and Estimates discussion as of and for the year ended June 30, 2005. In future filings, we will disclose our Critical Accounting Policies and Estimates in a similar format and disclosure.

Allowance for Doubtful Accounts, page 36

2. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, provide that fact and clarify how this affects your ability to estimate your allowance for bad debts.

b.	Please provide the amounts that are pending approval from third party payors, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, explain why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.

c.	Clarify the “collection efforts” you make in collecting accounts receivable before they are written off.

d.	Provide the day’s sales outstanding for each period presented. Explain the reasons for significant changes from the prior period.

2

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

a.

Gross patients accounts receivable

Aging as of June 30, 2005

In $000s

Payor	0-30	31-60	61-90	91-120	121-150	151-180	>180	Total
Medicare	$7,132	$1,693	$362	$206	$124	$180	$222	$9,919
Commercial	5,241	1,705	601	499	304	178	533	9,061
Medicaid	3,679	786	264	218	243	127	622	5,939
Self Pay	1,537	1,443	1,275	1,135	885	316	1,326	7,917

Total	$17,589	$5,627	$2,502	$2,058	$1,556	$801	$2,703	$32,836

b.

The gross patient accounts receivable shown in the above table are aged from the patient billing date and are grouped by classification of verified insurance coverage. Patients with either Medicare, Medicaid or commercial insurance are pre-certified at time of registration for service eligibility, but the charges for patient services are not approved until the patient billing has been processed by the insurance provider. The classification of the patient’s receivable balance can change due to subsequent verification that the patient is eligible for Medicare or Medicaid coverage or if a portion of the patient’s bill is transferred to self-pay for a deductible or co-insurance portion for the services provided.

c.

Collection efforts begin at the time of patient registration. When a non-emergency patient presents to the facility for services, they will be requested to provide information that will enable the facility to bill the appropriate individual(s) and /or third party payors for the charges that will be incurred in connection with the services rendered.

Pre-certification and verification of insurance benefits take place on any service scheduled in advance of registration. If a co-payment or deductible is due, efforts are made to collect them from the patient/guarantor at the time of registration.

Non-emergency patients who are not insured by a third party payor will be requested to make payment or payment arrangements at the time of registration. If the patient has little or no financial resources, a “Request for Uncompensated Services” form will be provided to the patient. This completed form along with proof of income will be utilized when assessing the corresponding account for Indigent or Charity adjustments.

3

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Bills for all payers are issued three days from the date of discharge. Medicare, Medicaid and Commercial accounts are billed electronically. Procedures call for personnel in the respective hospital’s business office to contact third party payers within fifteen business days from date of billing for information on the status of the claim. Any additional information required by the third party payer in order to make payment, is provided at that time, or as promptly thereafter as is practicable. If necessary, hospital personnel will contact the patient/guarantor to assist in this process.

All uninsured accounts and accounts with balances after third party payment(s) are outsourced for collection. Accounts are transferred weekly to one or more collection agencies. The collection agencies typically utilize telephone calls and letters to seek collection of these accounts. After 120 days, if no payment or payment arrangement has been made, the account is returned to the hospital facility to be evaluated for bad debt write off. The account will then usually be written-off as a bad debt at that time. Any account over 120 days old would have been previously provided for in our allowance for doubtful accounts.

d.

The day’s revenue in patient accounts receivable was 41 days at June 30, 2005 as compared to 40 days at June 30, 2004.

Earnings before Income Taxes, Interest, Depreciation and Amortization, page 41.

3.	Item 10(e) of Regulation S-K allows the use of EBITDA for non-GAAP liquidity measures, but not for performance measures. If you intend to use EBITDA as a performance measure we believe you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items. Please tell us how you have met this burden and provide us in disclosure type format the information as required under Item 10(e) of Regulation S-K. Refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ), particularly questions 8 and 15.

The Company has shown EBITDA in Item 7 for our hospital groups (SunLink and HealthMont) because it is frequently asked by certain investors about the EBITDA of the hospital groups and also because a number of investors ask for the amount of corporate overhead expense. Sunlink believes that these investors consider EBITDA to be a measure of the liquidity of companies within the same industry. The Company believes that the EBITDA level is an indicator of liquidity that is used as a measure in evaluating each hospital’s performance. The

4

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Company has not included an allocation of corporate overhead in its calculation of EBITDA for the two hospital groups because hospital performance is normally measured excluding any corporate overhead allocation. In Management’s Discussion and Analysis of Financial Condition and Results of Operations, we have reconciled hospital group’s EBITDA and corporate overhead to the Operating Profit as shown in its audited Consolidated Statements of Earnings. In future periods, the Company will change the reference in its discussion of EBITDA from “financial performance” to “liquidity” and delete the phrase “the operating performance of a company and its ability to service debt” and replace it with the phrase “the ability of a company to generate cash, service debt and meet capital requirements.” In the future, SunLink will reconcile any EBITDA disclosures to net income as indicated by the Staff in response to question 15 of the FAQ.

Contractual Obligations, Commitments and Contingencies, page 43

4. Since your interest on debt, professional liability risks, and discontinued operations appear to require significant future cash outflows, please provide us a revised contractual obligations table that includes these items and any narrative discussion to the table that will assist an investor in understanding your cash requirements or tell us why these items are not required to be included in the table. Refer to Financial Reporting Release 72.

SunLink has no current contractual obligations for future cash outflows for professional liability risks and discontinued operations. The liability for professional liability risks is based on independent actuarial calculations. The liabilities for discontinued operations are based on management’s judgments using currently available information as well as, in certain instances, consultations with legal counsel and insurance carriers. Payments related to professional liability risks and discontinued operations are made as claims are settled and paid. Interest on current debt outstanding at current interest rates being charged can be disclosed, however, the interest rate on the majority of the debt is at a floating rate. SunLink will include in future filings the amount of interest payable under then current borrowings at the interest rate for the date given.

Financial Statements, page F-10

Notes to Consolidated Financial Statements, page F-7

3. Discounted Operations, page F-12

5

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Mountainside Medical Center, page F-12

5. Tell us what the noncurrent assets of Mountainside Medical Center at June 30, 2005 represent and why it is appropriate to continue to report this amount as an asset.

The noncurrent assets of Mountainside Medical Center at June 30, 2005 consisted of a medical office building that is currently available for sale. The building is currently being rented by the Company to two tenants. The Company has received an offer to purchase the facility which was in excess of the facility carrying value, but has opted not to accept the offer as management did not believe they represented full value for the office building. If the building is not sold by June 30, 2006, the Company will move the building to the appropriate balance sheet classification required at that time.

Closing Comments

Attached to this letter is a letter from the Company acknowledging the matters requested by the Staff.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:apm
cc:	Robert M. Thornton, Jr., CEO
Howard E. Turner, Esq.

6

[SUNLINK HEALTH SYSTEMS, INC. LETTERHEAD]

March 17, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Jim B. Rosenberg, Esq.

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 16, 2005
File No. 000-12607

Dear Mr. Rosenberg:

In response to the Staff’s request in your letter dated February 10, 2006, SunLink Health Systems, Inc. hereby acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert M. Thornton, Jr.
Robert M. Thornton, Jr.
Chairman of the Board, President and Chief Executive Officer

7

Exhibit A

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been made could have a material impact on our consolidated results of operations or financial condition.

The table of critical accounting estimates is not intended to be a comprehensive list of all of our accounting policies that require estimates. We believe that of our significant accounting policies, as discussed in Note 2 of our Notes to Consolidated Financial Statements included elsewhere in this report, the estimates discussed below involve a higher degree of judgment and complexity. We believe the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations and financial condition.

The table that follows presents information about our critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate:

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Receivable-net and provision for bad debts

Receivables-net primarily consists of amounts due from third-party payors and patients from providing healthcare services to hospital facility patients. Our ability to collect outstanding receivables is critical to our results of operations and cash flows. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The primary uncertainty lies with accounts for which patients are responsible, which we refer to as patient responsibility accounts. These accounts include both amounts payable by uninsured patients and co-payments and deductibles payable by insured patients. Our allowance for doubtful accounts, included in our balance sheets as of June 30 was as follows:

2005 — $7,270 ; and

2004 — $6,397.

Our provision for bad debts, included in our results of operations, was as follows :

2005 — $11,979

2004 — $11,519; and

2003 — $8,704.

The largest component of bad debts in our patient accounts receivable relates to accounts for which patients are responsible, which we refer to as patient responsibility accounts. These accounts include both amounts payable by uninsured patients and co-payments and deductibles payable by insured patients. In general, we attempt to collect deductibles, co-payments and self-pay accounts prior to the time of service for non-emergency care. If we do not collect these patient responsibility accounts prior to the delivery of care, the accounts are handled through our billing and collections processes.

We verify each patient’s insurance coverage as early as possible before a scheduled non-emergency admission or procedure, including with respect to eligibility, benefits and authorization/pre-certification requirements, in order to notify patients of the estimated amounts for which they will be responsible. We attempt to verify insurance coverage within a reasonable amount of time for all emergency room visits and non-emergency urgent admissions in compliance with the Emergency Medical Treatment and Active Labor Act.

In general, we follow the following steps in collecting accounts receivable: if possible, cash collection of deductibles, co-payments and self-pay accounts prior to or at the time service is provided; billing and follow-up with third party payors; collection calls; utilization of collection agencies; and if collection efforts are unsuccessful, write off of the accounts.

Our policy is to write off accounts after all collection efforts have failed, which is typically no longer than 120 days after the date of discharge of the patient. Patient responsibility accounts represent the majority of our write-offs. All of our hospitals retain third-party collection agencies for billing and collection of delinquent accounts. At most of our hospitals, more than one collection agency is used to promote competition and improve

If revenues during 2005 were changed by 1%, our 2005 after-tax income from continuing operations would change by approximately $55 or diluted earnings per share of $0.01.

This is only one example of reasonably possible sensitivity scenarios. The process of determining the allowance requires us to estimate uncollectible patient accounts that are highly uncertain and requires a high degree of judgment. It is impacted by, among other things, changes in regional economic conditions, business office operations, payor mix and trends in federal or state governmental healthcare coverage.

A significant increase in our provision for doubtful accounts (as a percentage of revenues) would lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and potentially our future access to capital.

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Receivables-net and provisions for bad debts (continued)

performance results. The selection of collection agencies and the timing of referral of an account to a collection agency vary among hospitals. Generally, we do not write off accounts prior to utilizing the services of a collection agency. Once collection efforts have proven unsuccessful, an account is written off from our patient accounting system against the allowance for doubtful accounts.

We determine the adequacy of the allowance for doubtful accounts utilizing a number of analytical tools and benchmarks. No single statistic or measurement alone determines the adequacy of the allowance.

We monitor the revenue trends by payor classification on a quarter-by-quarter basis along with the composition of our accounts receivable agings. This review is focused primarily on trends in self-pay revenues, accounts receivable, co-payment receivables and historic payment patterns.

In addition, we analyze other factors such as revenue days in accounts receivable and we review admissions and charges by physicians, primarily focusing on recently recruited physicians.

Revenue recognition / Net Patient Service Revenues

We recognize revenues in the period in which services are provided. Patient receivables primarily consist of amounts due from third-party payors and patients. Amounts we receive for treatment of patients covered by governmental programs, such as Medicare and Medicaid, and other third-party payors such as HMOs, PPOs and other private insurers, are determined pursuant to contracts or established government rates and are generally less than our established billing rates. Accordingly, our gross revenues and patient receivables are reduced to net amounts receivable pursuant to such contracts or	Revenues are recorded at estimated amounts due from patients, third-party payors and others for healthcare services provided net of contractual discounts pursuant to contract or government payment rates. We utilize multiple patient accounting systems. Therefore, estimates for contractual allowances are calculated using computerized and manual processes depending on the type of payor involved and the patient accounting system used by each of our hospitals. In certain hospitals, the contractual allowances are calculated by a computerized system based on payment terms for each payor. In other hospitals, the contractual allowances are determined

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Revenue recognition / Net Patient Service Revenues (continued)

government payment rates through an allowance for contractual discounts. Approximately 92.2% of our revenues during 2005 relate to discounted charges. The sources of these revenues were as follows (as a percentage of total revenues):

Medicare — 46.3%;

Medicaid — 17.2%; and

Commercial insurance — 28.7%

manually using historical collections for each type of payor. For all hospitals, certain manual estimates are used in calculating contractual allowances based on historical collections from payors that are not significant or have not entered into a contract with us. All contractual adjustments regardless of type of payor or method of calculation are reviewed and compared to actual experience.

Accounts receivable primarily consist of amounts due from third party payors and patients. Amounts we receive for the treatment of patients covered by HMOs, PPOs and other private insurers are generally less than our established billing rates. We include contractual allowances as a reduction to revenues in our financial statements based on payor specific identification and payor specific factors for rate increases and denials.

	Governmental payors	Governmental payors

The majority of services performed on Medicare and Medicaid patients are reimbursed at predetermined reimbursement rates. The differences between the established billing rates (i.e., gross charges) and the predetermined reimbursement rates are recorded as contractual discounts and deducted from gross charges. Under this prospective reimbursement system, there is no adjustment or settlement of the difference between the actual cost to provide the service and the predetermined reimbursement rates.

Discounts for retrospectively cost-based revenues, which were more prevalent in periods before 2000, are estimated based on historical and current factors and are adjusted in future periods when settlements of filed cost reports are received. Final settlements under these programs are subject to adjustment based on administrative review and audit by third party intermediaries, which can take several years to resolve completely.

Because the laws and regulations governing the Medicare and Medicaid programs are complex and subject to change, the estimates of contractual discounts we record could change by material amounts. Adjustments related to final settlements for revenues retrospectively cost-based increased our revenues by the following amounts:

2005 — $707,

2004 — $545; and

2003 — $1,979.

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Revenue recognition / Net Patient Service Revenues (continued)	Commercial Insurance	Commercial Insurance

For most managed care plans, contractual allowances estimated at the time of service are adjusted to actual contractual allowances as cash is received and claims are reconciled. We evaluate the following criteria in developing the estimated contractual allowance percentages: historical contractual allowance trends based on actual claims paid by managed care payors; review of contractual allowance information reflecting current contract terms; consideration and analysis of changes in payor mix reimbursement levels; and other issues that may impact contractual allowances.

If our overall estimated contractual discount percentage on all of our commercial revenues during 2005 were changed by 1%, our 2005 after-tax income from continuing operations would change by approximately $550. This is only one example of reasonably possible sensitivity scenarios. The process of determining the allowance requires us to estimate the amount expected to be received and requires a high degree of judgment. It is impacted by changes in managed care contracts and other related factors.

A significant increase in our estimate of contractual discounts would lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and future access to capital.

Goodwill and accounting for business combinations

Goodwill represents the excess of the purchase price over the fair value of the net assets (including separately identified intangible assets) of acquired companies. Our goodwill included in our consolidated balance sheets as of June for the following years was as follows:

2005 — $2,944; and

2004 — $2,944.

The goodwill resulted from the 2004 acquisition of HealthMont, Inc. Please refer to Note 4 to our consolidated financial statements included elsewhere in this report.

We follow the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” and test goodwill for impairment using a fair value approach. We are required to test for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. On an ongoing basis, absent any impairment indicators, we perform our goodwill impairment testing as of June 30 of each year. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding future cash flows, industry economic factors and the profitability of future business strategies.

The purchase price of acquisitions are

We performed our annual testing for goodwill impairment as of June 30, 2004 and 2005 using the methodology described here, and determined that no goodwill impairment existed. If actual future results are not consistent with our assumptions and estimates, we may be required to record goodwill impairment charges in the future.

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Goodwill and accounting for business combinations (continued)

allocated to the assets acquired and liabilities assumed based upon their respective fair values and subject to change during the twelve month period subsequent to the acquisition date. We engage independent third-party valuation firms to assist us in determining the fair values of assets acquired and liabilities assumed at the time of acquisition. Such valuations require us to make significant estimates and assumptions, including projections of future events and operating performance.

Fair value estimates are derived from independent appraisals, established market values of comparable assets, or internal calculations of estimated future net cash flows. Our estimate of future cash flows is based on assumptions and projections we believe to be currently reasonable and supportable. Our assumptions take into account revenue and expense growth rates, patient volumes, changes in payor mix, and changes in legislation and other payor payment patterns.

Professional and general liability claims

We are subject to potential medical malpractice lawsuits and other claims as part of providing healthcare services. To mitigate a portion of this risk, we maintained insurance for individual malpractice claims exceeding a self-insured retention amount. For the period February 1, 2001 to February 20, 2002, the self-insured retention amount was $25 per individual claim. For the period February 21, 2002 to February 28, 2005, our self-insured retention level was $1,000 on individual malpractice claims. For the period March 1, 2005 to June 30, 2005, our self-insured retention level was $500 on individual malpractice claims.

Each year, we obtain quotes from various malpractice insurers with

Our reserves for professional and general liability claims are based upon independent actuarial calculations, which consider historical claims data, demographic considerations, severity factors and other actuarial assumptions in the determination of reserve estimates.

The reserve for professional and general liability claims reflects the current estimate of all outstanding losses, including incurred but not reported losses, based upon actuarial calculations as of the balance sheet date. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances.

We revise our reserve estimation process by obtaining independent actuarial calculations twice each year. Our estimated reserve for professional and general liability claims will be significantly affected if current and future claims differ from historical trends. While we monitor reported claims closely and consider potential outcomes as estimated by our independent actuaries when determining our professional and general liability reserves, the complexity of the claims, the extended period of time to settle the claims and the wide range of

Actuarial calculations include a large number of variables that may significantly impact the estimate of ultimate losses recorded during a reporting period. In determining loss estimates, professional judgment is used by each actuary by selecting factors that are considered appropriate by the actuary for our specific circumstances. Changes in assumptions used by our independent actuary with respect to demographics and geography, industry trends, development patterns and judgmental selection of other factors may impact our recorded reserve levels and our results of operations.

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Professional and general liability claims (continued)

respect to the cost of obtaining medical malpractice insurance coverage. We compare these quotes to our most recent actuarially determined estimates of losses at various self-insured retention levels. Accordingly, changes in insurance costs affect the self-insurance retention level we choose each year. As insurance costs have increased in recent years, we have accepted a higher level of risk in self-insured retention levels.

The reserve for professional and general liability claims included in our consolidated balance sheets as of June 30 was as follows:

2005 — $4,443; and

2004 — $2,210.

The total expense for professional and general liability coverage, included in our consolidated results of operations, was as follows:

2005 — $3,876

2004 — $ 2,225

2003 — $1,242.

potential outcomes complicates the estimation process. In addition, certain states, including Georgia, have passed varying forms of tort reform which may attempt to limit the number and types of claims and the amount of some medical malpractice awards. If enacted limitations remain in place or if similar laws are passed in the states where our hospitals are located, our loss estimates could decrease. Conversely, liberalization of the number and type of claims and damage awards permitted under any such law applicable to our operations could cause our loss estimates to increase.

We implemented enhanced risk management processes for monitoring professional and general liability claims and managing losses in high-risk areas during 2004 and 2005 to attempt to reduce loss levels and appropriately manage risk.

Changes in our initial estimates of professional and general liability claims are non-cash charges and accordingly, there would be no material impact on our liquidity or capital resources.

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Professional and general liability claims (continued)

Accounting for income taxes

Deferred tax assets generally represent items that will result in a tax deduction in future years for which we have already recorded the tax benefit in our income statement. We assess the likelihood that deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not probable, a valuation allowance is established. To the extent we establish a valuation allowance or increase this allowance, we must include an expense as part of the income tax provision in our results of operations. Our deferred tax asset balances (net of valuation allowance) in our consolidated balance sheets as of June 30 for the following years were as follows:

2005 — $1,210; and

2004 — $1,021.

Our valuation allowances for deferred tax assets in our consolidated balance sheets as of June 30 for the following years were as follows:

2005 — $3,094; and

2004 — $5,259.

In addition, significant judgment is required in determining and assessing the impact of certain tax-related contingencies. We establish accruals

The first step in determining the deferred tax asset valuation allowance is identifying reporting jurisdictions where we have a history of tax and operating losses or are projected to have losses in future periods as a result of changes in operational performance. We then determine if a valuation allowance should be established against the deferred tax assets for that reporting jurisdiction.

The second step is to determine the amount of the valuation allowance. We will generally establish a valuation allowance equal to the net deferred tax asset (deferred tax assets less deferred tax liabilities) related to the jurisdiction identified in the first step of the analysis. In certain cases, we may not reduce the valuation allowance by the amount of the deferred tax liabilities depending on the nature and timing of future taxable income attributable to deferred tax liabilities.

In assessing tax contingencies, we identify tax issues that we believe may be challenged upon examination by the taxing authorities. We also assess the likelihood of sustaining tax benefits associated with tax planning strategies and reduce tax benefits based on management’s judgment regarding such likelihood. We compute the tax on each contingency. We then determine the amount of loss, or reduction in tax benefits based upon the foregoing and reflect such amount as a component of the provision for income taxes in the reporting period.

Our deferred tax assets exceeded our deferred tax liabilities by $4,304 as of June 30, 2005, excluding the impact of valuation allowances. We generated federal taxable income in both fiscal 2005 and 2004. Therefore, we believe that the likelihood of our not realizing the federal tax benefit of our net deferred tax assets is remote.

The IRS may propose adjustments for items we have failed to identify as tax contingencies. If the IRS were to propose and sustain assessments equal to 10% of our taxable income for 2005, we would incur approximately $170 of additional tax payments for 2005 plus applicable penalties and interest.

Balance Sheet or Income Statement Caption/Nature of Critical Estimate Item (dollar amounts in thousands)	Assumption / Approach Used (dollar amounts in thousands)	Sensitivity Analysis (dollar amounts in thousands)
Accounting for income taxes (continued)

when, despite our belief that our tax return positions are fully supportable, it is probable that we have incurred a loss related to tax contingencies and the loss or range of loss can be reasonably estimated.

We adjust the accruals related to tax contingencies as part of our provision for income taxes in our results of operations based upon changing facts and circumstances, such as the progress of a tax audit, development of industry related examination issues, as well as legislative, regulatory or judicial developments. A number of years may elapse before a particular matter, for which we have established an accrual, is audited and resolved.

During each reporting period, we assess the facts and circumstances related to recorded tax contingencies. If tax contingencies are no longer deemed probable based upon new facts and circumstances, the contingency is reflected as a reduction of the provision for income taxes in the current period.